Castle Resorts & Hotels
Hawaii • Micronesia • New Zealand • Asia

January 31, 2011

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: The Castle Group, Inc.
File No. 0-23338

Dear Mr. Gordon:

In response to your letter dated December 30, 2010, please be advised as follows. The financial statements of The Castle Group, Inc. ("Castle") included in its securities filings include the operating results of both its U.S. and New Zealand subsidiaries. However, under the Internal Revenue Code and applicable regulations, the profits and/or losses from the New Zealand subsidiary are not combined with or offset against the profits and/or losses from Castle's operations in the United States. Thus, the net operating loss carryforwards reported on Castle's tax returns and financial statements are generated by and applicable only to Castle's operations in the United States. As shown in the attached spreadsheet, none of Castle's U.S. NOL carryforwards expire until at least 2019.

During 2007, 2008, 2009, and the nine months ended September 30, 2010, the deferred tax assets resulting from New Zealand NOL carryforwards were fully offset by a valuation allowance. The decrease in the valuation allowance is a result of the deferred tax asset in New Zealand decreasing from $509,825 in 2008 to $99,226 in 2009. This decrease is due to the reversal of imputed interest and depreciation related to our purchase of Mocles as described in note 11 to Castle's financial statements. Since the purchase of Mocles in 2004 through 2008, Castle had recorded interest expense related to the liability incurred in purchasing Mocles, and also recorded depreciation on the assets purchased. However, in 2009, it was determined that under New Zealand laws, Castle will not own Mocles until the full purchase price, including the debt is paid in full. Accordingly, in 2009 Castle reversed those expenses from the New Zealand NOL calculation since they were not allowable expenses under New Zealand laws. This resulted in the New Zealand deferred tax asset being reduced substantially. Castle did consider restating the 2008

Corporate Office: 3 Waterfront Plaza, Suite 555, 500 Ala Moana Blvd. • Honolulu, HI 96813 • Ph (808) 524-0900 • Fax (808) 521-9994
Accounting: 590-C Paiea St. • Honolulu, HI 96819 • Ph (808) 834-0623 • Fax (808) 839-9674 • Toll Free (800) 447-8461
www.CastleResorts.com

footnote disclosure, however since Castle provided for a 100% allowance of the New Zealand tax asset, the net effect on its consolidated financial statements would have been nil.

Due to the deteriorating economic climate, including bankruptcies of two airlines which previously served Hawaii, the number of visitor arrivals to Hawaii and average daily rates for hotels and condominiums managed by Castle began declining in late 2007. These and related factors have had a major impact on Castle's operating results from its operations, particularly in Hawaii. However, in part as the result of the addition of more flights to Hawaii by the airlines, the number of visitor arrivals to Hawaii began increasing in 2010. As a result, the average daily rates for the properties managed by Castle (and competitive hotel and condominium properties in Hawaii) began increasing in 2010 and continue to be on the upswing. Thus, Castle's operating results in 2010 were better than in the prior two years and Castle's management believes that Castle will earn a substantial profit from its operations in the United States in 2011 and future years. Accordingly, Castle anticipates that it will fully utilize its NOL carryforward in 2011 and future years to offset what would otherwise be taxable income. Castle also expects that its New Zealand subsidiary will earn an operating profit in 2011.

Castle will include the amounts and expiration date of its NOL carryforward in its future securities filings as required by the applicable accounting standards. In that none of the NOL carryforwards expire until at least 2019 and since the trading volume in Castle's stock is almost non-existent (only 7000 shares at a total sales price of $1,775 have traded in the last six months) and Castle has no present plans to issue any securities, Castle does not believe it necessary to amend any of its previous filings to include that information.

The management of The Castle Group, Inc. ("Castle") acknowledges that (1) Castle is responsible for the adequacy and accuracy of the disclosures in its securities filings, (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Castle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rick Wall

Rick Wall
Chairman & CEO